As filed with the Securities and Exchange Commission on June 29, 1994




                     SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549


                               FORM 11 - K

               |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 1993


                       Commission File Number 33-60124

                            COLONIAL COMPANIES, INC.
                       SECURITY SAVER PLAN, AS AMENDED
                         1200 Colonial Life Boulevard
                       Columbia, South Carolina  29210

             (Full title of the plan and the address of the plan)


                              UNUM CORPORATION
                            2211 CONGRESS STREET
                           PORTLAND, MAINE  04122


            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


                             Exhibit Index Appears on Page 2 of 24

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                              CONTENTS

 Audited Financial Statements, Supplemental Schedules     Consecutive
 and Exhibits                                             Page Number

    a)   Financial Statements

         1.   Report of Independent Accountants             Form SE

         2.   Statement of Net Assets Available for         Form SE
              Plan Benefits

         3.   Statements of Changes in Net Assets           Form SE
              Available for Plan Benefits

         4.   Notes to Financial Statements                 Form SE

    b)   Schedules

         1.   Schedule of Assets Held for Investment        Form SE
              Purposes

         2.   Schedule of Reportable Transactions           Form SE

    c)   Exhibits

         1.   Consent of Coopers & Lybrand                     4

         2.   Consent of Ernst & Young                         5

         3.   Amendment dated May 12, 1993 to the Colonial     6
              Companies, Inc. Security Saver Plan, as
              Amended and Restated

         4.   Amendment dated August 12, 1993 to the Colonial  8
              Companies, Inc. Security Saver Plan, as
              Amended and Restated

                               SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of the Colonial Companies, Inc. Security
 Saver Plan, As Amended, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              COLONIAL COMPANIES, INC.
                              SECURITY SAVER PLAN, AS AMENDED

 June 29, 1994                 By: /s/ Robert E. Staton

                                   Robert E. Staton
                                   Member of the Retirement Committee